SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40754

Cazoo Group Ltd

(Translation of Registrant’s name into English)

41 Chalton Street, London, NW1 1JD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Interim Condensed Consolidated Interim Financial Statements as of and the six months ended June 30, 2021 (unaudited).
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021.
99.3	Unaudited Pro Forma Combined Financial Statements.
99.4

Unaudited Condensed Financial Statements of Ajax I for the six months ended June 30, 2021 (incorporated by reference herein from Part I, Item 1 (Financial Statements) included in the quarterly report on Form 10-Q (SEC File No. 000-39660) for the quarter ended June 30, 2021 filed by Ajax I with the SEC on August 12, 2021).

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAZOO GROUP LTD

Date: September 30, 2021	By:	/s/ Stephen Morana
		Name:	Stephen Morana
		Title:	Chief Financial Officer

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